SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: November 2004	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

For immediate release

GILDAN ACTIVEWEAR APPOINTS NEW INDEPENDENT BOARD MEMBER

Montreal, November 2, 2004 - Gildan Activewear Inc. (NYSE: GIL; TSX: GIL.A) today announced the appointment of Mr. Gonzalo F. Valdes-Fauli to its Board of Directors.

Mr. Valdes-Fauli has over 35 years of experience in business and finance. Since 2001, he has been Chairman of the Board of Broadspan Capital, an investment banking firm focussed on providing merger and acquisition advisory services in Latin America and United States Hispanic markets. Prior to that, Mr. Valdes-Fauli spent his career in positions of increasingly senior responsibility with a major UK-based global bank, Barclays Bank PLC, retiring in 2001 as Vice Chairman, Barclays Capital, and Group CEO Latin America. Mr. Valdes-Fauli currently also serves on the Board of other companies, including Blue Cross Blue Shield of Florida and Knight Ridder, Inc., where he is respectively Chairman of the Corporate Governance Committee and Chairman of the Audit Committee. He is also Chairman of the Board of Banco Mercantil, Dominican Republic, a Trustee of the University of Miami, and a director of various civic and charitable organizations.

“We are very pleased to have recruited a Board member with the financial expertise and overall business leadership experience of Mr. Valdes-Fauli,” said Glenn J. Chamandy, President and CEO of Gildan Activewear. “In addition, we will benefit from his extensive experience in Central America and the Caribbean basin where we are in the process of developing two new manufacturing hubs, building on the success of our recent major textile expansion in Honduras.”

With the addition of Mr. Valdes-Fauli, six out of eight members of Gildan's Board are independent of management, including the non-executive Chairman of the Board, Robert M. Baylis. All Board Committees are exclusively composed of independent directors.

Gildan Activewear is a public, vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international markets. The company manufactures and sells premium quality 100% cotton and 50% cotton/50% polyester T-shirts, placket collar sport shirts and sweatshirts in a variety of weights, sizes, colours and styles. The company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers. Gildan employs more than 9,300 full-time employees.

For information:	Investor Relations Laurence G. Sellyn Executive Vice President, Finance and Chief Financial Officer Tel. (514) 343-8805 lsellyn@gildan.com

Media Relations Stéphane Lemay Vice-President, Public and Legal Affairs Tel. (514) 734-8394 Cell. (514) 570-5884 slemay@gildan.com

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Stéphane Lemay
Stéphane Lemay
Vice-President, Public and Legal Affairs

Date: November 2, 2004